Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 25, 2006

For Immediate Release
TSX Venture: "DTA"

Atkinson Gold Project, Lipton Claim Block, Detour Lake Mine Area, Porcupine Mining Division, Ontario below James Bay

Overview

Dentonia Resources Ltd. ("Dentonia") holds four properties (3,680 hectares) under option to acquire 100% interest, subject to a 2% royalty, in the Detour – Atkinson area of Northern Ontario, 15 to 20km south-east of the Detour Lake Mine, at the northern margin of the Abitibi Greenstone Belt. During the period February 6, 2006 to March 23, 2006, a total of 1,493.0 meters of diamond drilling was completed in ten holes on the Lipton claims, which are part of the Atkinson Gold Prospect.

In 1996. Better Resources, in the same general area as the foregoing drilling took place intersected 10.7 g/t Au over a core length of 9.0 meters, hosted within a sequence of felsic tuffs, felsic intrusive rocks, and cherty graphitic chemical sedimentary rocks.

Dentonia's diamond drilling was successful. Seven of the ten holes completed, intersected anomalous concentrations of gold greater than 500 ppb. Holes L-06-5, 6,7,8,9, and 10 intersected gold mineralization in mafic volcanic flows located above the mineralized zone intersected by the 1996 drilling with the highest concentration of gold, in that zone being 6.17 g/t over a core length of 1.0 meters, from hole L-06-10. The gold is commonly associated with trace levels of iron sulphides and thin quartz veins.

A second zone of mineralization was intersected in holes L-06-7, 8, and 9 at or near the contact between the mafic to intermediate volcanics and the underlying felsic volcanic rocks. The best intersection was located in hole L-06-7 with a concentration of 14.01 g/t Au over a core length of 7.7 meters. The gold was hosted in felsic tuffs, and felsic intrusive rocks located immediately below the chemical sedimentary unit.

Details

Dentonia has been advised by Paul R. Nicholls, P.Eng. (Ontario), under whose supervision and direction the exploration at Atkinson is being carried out, that a detailed magnetometer survey was completed on a portion of the Lipton claims on April 7, 2006.

The survey lines were spaced at 50 meter intervals between lines 700N and 1,250N or over a distance of 550 meters with readings taken at 5 meter intervals along the lines between 200W and 900W or over a distance of 700 meters. The contoured results show northerly trending local magnetic highs within the wider more regional magnetic high.

This magnetometer survey was carried immediately north of the area drilled in February and March, 2006. A summary of samples intersecting significant gold concentrations (>500ppb) from the winter drilling program is presented in the table below:

Table 1 - Summary of Significant Assays (>500 ppb Au) Lipton Claims 2006

Hole	Easting	Northing	Sample #	From (m)	To (m)	Sample Length	Au (ppb)	Au (g/t)	Au (g/t)	Comment
L-06-4	-190	760	20766	72.50	74.00	1.5	626	0.65		Felsic Intrusive
L-06-5	-655	1220	21213	35.00	35.80	0.8	3157	2.98		Mafic Flow
L-06-6	-725	925	25970	61.20	61.70	0.5	762	0.79		Feldspar Porphyry

			25994	85.50	87.00	1.5	1514	1.47		Mafic Flow
L-06-7	-650	920	25829	37.30	37.70	0.4	635	0.69		Mafic Flow
			25868	75.50	76.50	1	609	0.58		Mafic Flow
			25886	96.50	97.50	1	>10000	17.21	17.83	Felsic Tuff
			25887	97.50	98.50	1	>10000	74.71	77.42	Felsic Tuff
			25888	98.50	99.50	1	394			Felsic Intrusive
			25889	99.50	100.20	0.7	225			Felsic Intrusive
			25890	100.20	101.00	0.8	432			Felsic Tuff
			25891	101.00	102.00	1	564	0.55		Felsic Tuff
			25892	102.00	103.30	1.3	1158	1.1		Feldspar Porphyry
			25893	103.30	104.20	0.9	>10000	14.54	15.22	Felsic Tuff
L-06-8	-550	937	21082	34.00	35.00	1	3065	2.85		Mafic Flow
			21083	35.00	36.00	1	1124	1.2		Mafic Flow
			21084	36.00	37.00	1	539	0.51		Mafic Flow
			21167	120.00	120.60	0.6	1968	1.99		Felsic Tuff
			21206	161.00	162.00	1	663	0.62		Felsic Tuff
L-06-9	-575	900	20940	19.00	20.00	1	769	0.79		Mafic Flow
			20952	31.00	32.00	1	598	0.62		Mafic Flow
			20968	47.00	48.00	1	1860	1.99		Mafic Flow
			20990	68.70	70.20	1.5	567	0.58		Felsic Intrusive
			20995	73.50	74.50	1	561	0.58		Intermediate Tuff
			21030	109.00	110.00	1	605	0.62		Intermediate intrusive / Felsic Tuff
			21031	110.00	111.00	1	9			Felsic Tuff
			21032	111.00	112.00	1	1054	1.13		Felsic Tuff
			21033	112.00	113.00	1	65			Felsic Tuff
			21034	113.00	114.00	1	2860	2.74		Felsic Tuff
L-06-10	-582	846	20830	12.50	13.50	1	5807	6.17		Mafic Flow
			20831	13.50	14.50	1	890	0.86		Mafic Flow

A second split was taken from the rejects for all samples returning gold values greater than 5.0 g/t Au and assayed to check the results of the initial assay. The results are given below in Table 2.

Table 2: Check Assays

Hole	Sample #	From (m)	To (m)	Sample Length (m)	Au (g/t)	Au (g/t)	Au Check (g/t)	Au Check (g/t) – repeat	Au Average (g/t)
L-06-7	25886	96.50	97.50	1.00	17.21	17.83	18.21	19.27	18.13
	25887	97.50	98.50	1.00	74.71	77.42	58.94	61.89	68.24
	25893	103.30	104.20	0.90	14.54	15.22	18.10	18.00	16.47
L-06-10	20830	12.50	13.50	1.00	6.17		6.14	5.83	6.05

The check assay results are in the same order of magnitude as the initial results and confirm the high grades for holes L-06-7. Using the average of the check results and the initial results, the grade in hole L-06-7 is 13.52 g/t Au over 7.7 meters (uncut), or 8.54 g/t Au over 7.7 meters with sample 25887 (74.71 g/t Au) cut to 30 g/t Au.

In hole L-06-10, check assays confirm its grade and gave an average of 6.05 g/t Au over 1 meter.

Current Program

The staking of 35 additional claim units, approximately 560 hectares, to the north of area of the 2006 and 1996 drill programs, is in progress and re-sampling of the rejects and split core from 1996 drill program, still available, has been recommended.

Summer Program

An exploration program of 2,000 meters of core drilling, with helicopter support, consisting of eleven vertical and three angle holes, to depths of 140 meters, estimated to cost $800,000, has been recommended. From data collected to date, it appears that the two mineralized zones are gently dipping to the north and west.

Dentonia has sufficient funds on hand to carry out this proposed program.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Investor Relations:

John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 26, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

RECEIVED
2006 MAY -5 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs/Mesdames:

Re: News Release dated April 26, 2006

Enclosed is a copy of our News Release dated April 26, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 26, 2006

For Immediate Release
TSX Venture: "DTA"

Kimberlite Extended and Intersected at Pellatt Lake Claim Block, NWT

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine") the optionee of 13 mineral claims, (33,500 acres) part of Peregrine's Pellatt Lake Project, 7 claims are optioned from Dentonia, and 6 from DHK Diamonds Inc. ("DHK"), as follows:

> "Ground geophysical surveys began at the Pellatt Lake project on March 2, and drilling commenced on April 1, 2006. Hole PL06-05 intersected three kimberlite horizons, the thickest of which is a multiphase 10-metre band. This hole was drilled approximately 150m west of a known kimberlite (PL01) and micro-diamond analyses on the recovered core are planned. Previous micro-diamond analyses have been conducted on this body confirming that it is diamondiferous; additional testing is warranted due to its complex, multiphase nature. Furthermore, the geophysical structure which hosts this kimberlite can be traced for more than 1 kilometer along strike and is open to the west. Additional work is planned along this structure to be completed in the summer of 2006."

The Pellatt Lake claim block is located approximately 40km to the northeast of the Ekati Diamond Mine and immediately adjacent to DeBeers' Hardy Lake leases.

Dentonia and DHK's Pellatt Lake properties are the subject of two option agreements, dated May 23, 2003, between Dentonia and Peregrine; and DHK and Peregrine. Under the terms of these agreements, Peregrine has the option to earn up to 75% interest in these properties by completing a Falcon™ Survey (completed), paying for all additional exploration costs, and arranging financing to bring any discovery into production. Dentonia has a 1/3 equity interest in DHK.

DHK has made an application, under the "Canada Mining Regulation", to obtain a 21-year lease for the three claims surrounding the PL01 kimberlite, which is pending. The PL01 kimberlite, as reported by Kennecott, produced from a 142kg sample, 57 micro and 6 macro diamonds (≥.5mm). These three claims are subject to 1% royalty in favor of Kennecott.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Investor Relations:

John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Dentonia Resources Ltd.
Suite #880 - 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

DENTONIA RESOURCES LTD.

(An Exploration Stage Company)

Unaudited Financial Statements for the 2nd Quarter ended February 28, 2006

and

Interim Management's Discussion and Analysis to April 21, 2006

DENTONIA RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2006

(Prepared by management without audit)

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 21, 2006

To the Shareholders of
Dentonia Resources Ltd.

The attached unaudited financial statements have been prepared by management without review by the auditors of Dentonia Resources Ltd

Yours truly,

"Adlof A. Petancic" (signed)

Adlof A. Petancic
President

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - see Notice to Reader)

		February 28, 2006	August 31, 2005
ASSETS			
CURRENT ASSETS			
Cash	$	935,609	674,813
Short-term investments		2,300,000	-
Amounts receivable		8,242	13,885
Prepaid expenses		34,704	2,760
		3,278,555	691,458
INVESTMENTS AND ADVANCES(Note 3)		820,537	240,537
CAPITAL ASSETS(Note 5)		9,805	7,964
MINERAL PROPERTIES (Note4)		557,160	295,639
	$	4,666,057	1,235,598
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		7,957	100,232
SHARE CAPITAL (Note 6)		12709,481	8,840,200
CONTRIBUTED SURPLUS(NOTE 6)		70,350	65,762
DEFICIT		(8,121,731)	(7,770,596)
		4,658,100	1,135,366
		4,666,057	1,235,598

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management without audit)

	6 – Month Ended Feb.28, 2006	6 – Month Ended Feb.28, 2005	3 – Month Ended Feb.28, 2006	3 – Month Ended Feb.28, 2005
EXPENSES	$	$	$	$
Legal, audit and accounting	10,130	15,125	7,664	13,443
Consulting fees	17,130	14,750	14,505	7,750
Transfer agent and filing fees	27,189	9,884	21,925	6,478
Shareholders and public relations	16,126	22,204	6,019	12,184
Amortization	1,232	852	616	700
Bank charges and interest	180	192	74	104
Exchange loss (gain)	-	65	-	65
Finders fee	-	1,750	-	1,750
Office and miscellaneous	8,602	16,388	3,917	8,754
Telephone and communications	2,323	2,347	948	1,621
Stock based compensation	4,588	1,875		-
Rent	6,391	6,505	3,062	2,487
Travel	3,399		899	
Wages and benefits	87,953	58,577	42,288	30,548
Operating expenses	185,243	150,514	101,917	85,884
LOSS BEFORE THE FOLLOWING	(185,243)	(150,514)	(101,917)	(85,884)
OTHER (INCOME) EXPENSES				
Expense recovery	-	392	-	-
Mineral property written-off	(167,566)	-	(167,566)	-
Interest income	1,674	-	-	
Equity investment loss	-	(5,000)	-	-
INCOME (LOSS) FOR THE PERIOD	(351,135)	(155,122)	(269,483)	(85,884)
DEFICIT, BEGINNING OF PERIOD	(7,770,596)	(7,499,943	(7,852,248)	(7,569,181)
DEFICIT, END OF PERIOD	$ (8,121,731)	(7,569,181)	(8,121,731)	(7,569,181)
EARNINGS (LOSS) PER SHARE	$ (0.01)	(0.01)	(0.01)	(0.01)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by management without audit)

	6 – Month Ended Feb28, 2006	6 – Month Ended Feb28, 2005	3 – Month Ended Feb28, 2006	3 – Month Ended Feb28, 2005
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the period	(183,569)	(155,122)	(101,917)	(85,884)
Less items not involving cash				
Amortization	1,232	852	616	700
Stock based compensation	4,588	3,625	-	1,750
Equity investment loss	-	5,000	-	-
	(177,749)	(145,645)	(101,301)	(83,434)
Net change in non-cash working capital items	(118,577)	17,475	4,560	16,648
	(296,326)	(128,170)	(96,741)	(66,786)
FINANCING ACTIVITIES				
Shares issued for cash, net of issue costs	3,869,281	916,841	3,450,581	816,042
	3,869,281	916,841	3,450,581	816,042
INVESTING ACTIVITIES				
Fixed assets	(3,072)		(3,072)	
Short term investments	(2,300,000)		(2,300,000)	
Investments and advances	(580,000)	(5,000)	(580,000)	-
Mineral property expenditures	(429,087)	(57,243)	(153,146)	(24,587)
	(3,312,159)	(62,243)	(3,036,218)	(24,587)
INCREASE (DECREASE) IN CASH	260,796	726,428	317,622	724,669
CASH, BEGINNING OF PERIOD	674,813	224,566	617,987	226,325
CASH, END OF PERIOD	$ 935,609	950,994	935,609	950,994

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3. INVESTMENTS AND ADVANCES

The Company owns an one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to $nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTIES

	Tintina Gold Belt HY	Tintina Gold Belt ELF	Pellat Lake	Atkinson	Thomlinson	
Balance, August 31, 2005	$ 166,207	$ 14,053	$ 14,800	$ 81,992	$ 18,587	$ 295,639
Acquisition costs	-	-	-	10,000	25,000	25,000
Drilling	-	-	-	340,143		340,143
Geological	1,359	-	-	29,112	1,140	31,611
Field	-	-	-	-	15,275	15,275
Travel and accommodation	-	-	-	-		-
Assay	-	-	-	1,125	432	1,557
Mapping	-	-	-	-		-
Bond	-	-	-	-	*15,500	15,500
Total additions during period	1,359	-	-	380,381	47,347	429,087
Property written off	(167,566)	-	-	-		(167,566)
Balance, February 28, 2006	$ -	$ 14,053	$ 14,800	$ 462,373	$ 75,934	$ 557,160

*Refundable

Tintina Gold Belt, Yukon Territories

Pursuant to an Option Agreement dated September 4, 2003 (amended October 14, 2004 and March 18, 2005), the Company acquired the right to obtain a 100% interest in 56, two-post mineral claims (the "HY property"), located north of the Hyland River, approximately 185km north of Watson Lake, within the Tintina Gold Belt, southeastern Yukon, Watson Lake Mining District. 48 claims are recorded in the name of Phelps Dodge Corporation of Canada, and 8 claims, staked by the Company at its own cost, are held in trust by a director of the Company. All of these claims are subject to the terms of the Option Agreement.

Pursuant to the agreement, the Company has paid $17,491 in staking costs, consulting fees and other expenditures and must complete a $100,000 work commitment in the first year and a total $750,000 work commitment by March, 2011. The Company is also required to make cash payments totaling $110,000 in stages over the next 6 years ($20,000 paid).

The Company terminated its option on the property. Acquisition and exploration expenditures in the aggregate of $167,566 have been written off as of February 28, 2006.

The Company has also staked for its own and sole account, 6, two-post mineral claims (the "ELF property") located 175km northeast of Watson Lake, within the Tintina Gold Belt.

Lac de Gras, Northwest Territories

The Company, through its 1/3 equity position in DHK Diamonds Inc., holds, indirectly, pursuant to a Joint Venture Agreement dated December 6, 2002, interests in 3 mineral leases, which are recorded in the name of BHP Billiton Diamonds Inc.

Pellatt Lake, Northwest Territories

The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK Diamonds Inc., an interest in another 6 mineral claims at Pellatt Lake, Northwest Territories.

Dentonia and DHK Diamonds Inc. have optioned their respective claims to Peregrine. Under the agreement, Peregrine has to carry both the Company and DHK to production to obtain a 75% interest in any kimberlite discovered.

Atkinson Gold Prospect

The Company has entered into an agreement to obtain a 100% interest in 5 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 150,000 shares and paid $60,391 in staking costs, engineering fees and other expenditures and must complete a $350,000 work commitment by May 1, 2006. The Company is also required to make cash payments totaling $990,000 in stages over the next 10 years.

Thomlinson Creek Property

The Company has entered into an Option Agreement to acquire a 100% interest in certain mineral claims located in the Omineca mining division of British Columbia. To date the Company complied with the terms of the Option Agreement, but must pay to the Optionors a total of $1,015,000 over the next 10 years ($25,000 paid).

5. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 26,048	$ 21,713	$ 4,335
Computers	23,644	18,350	5,294
Software	702	526	176
Total Capital Assets	$ 50,394	$ 40,589	$ 9,805

6. CAPITAL STOCK-

Authorized

Unlimited common shares without par value

Issued

57,884,911 common shares

	Shares	Amount
Balance, August 31, 2004	22,727,208	$ 7,770,170
Issued for cash		
Exercise of warrants	2,575,000	264,500
Private placement	7,521,836	951,725
Agent's commission	150,000	22,500
Share issuance costs		(168,695)
Balance, August 31, 2005	32,974,044	$ 8,840,200
Issued for cash		
Exercise of warrants	5,172,366	608,257
Exercise of options	695,000	69,500
Private placement	18,443,501	3,079,525
Private Placement	600,000	112,000
Balance, February 28, 2006	57,884,911	$ 12,709,482

a) Private placements:

In October 2004, the Company completed a non-brokered private placement of 1,680,000 units at $0.06 per unit for total proceeds of $100,800. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share to October 7, 2005 and at $0.20 per share after October 7, 2005 to October 7, 2006.

In December 2004, the Company completed a non-brokered private placement of 976,666 flow-through units at $0.15 per unit and 845,000 non-flow-through units at $0.12 per unit for total proceeds of $247,900. Each unit consists of one share and one non-transferable share purchase warrant exercisable at $0.16 for the flow-through shares and at $0.13 for the non-flow-through shares, expiring December 29, 2005.

In December 2004, the Company completed a brokered private placement of 804,034 units at $0.75 per unit or total proceeds of $603,025. Each unit consists of 3 non-flow-through common shares, two flow-through common shares and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company until February 28, 2007, at a price of $0.20 per share on or before February 28, 2006, and at a price of $0.30 per share on or before February 28, 2007.

6. CAPITAL STOCK (continued)

a) Private placements (continued):

In relation to this private placement, the Company paid a cash commission of 7.5% of the gross proceeds, issued 150,000 shares as a corporate finance fee, paid a finder's fee of 5% of the gross proceeds and issued Agent's options to acquire 522,620 shares at $.15 per share expiring February 28, 2007 and, thereafter, warrants to purchase up to 104,524 additional shares at $0.20 per share in the first year and $0.30 per share in the second year.

On December 23, 2005, the Company completed a private placement of 12,183,501 non-flow-through units at $0.15 per unit and 6,260,000 flow-through units at $0.20 per unit for total proceeds of $3,079,525. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at $0.25 per share in the first year and at $0.35 per share in the second year. All securities issued under this private placement are subject to a four month plus one day hold period, expiring on April 24, 2006.

In February 2006, the Company completed a non-brokered private placement of 200,000 flow-through units at $0.20 per unit and 400,000 non-flow-through units at $0.18 per unit for total proceeds of $112,000. Each unit consists of one share and one non-transferable share purchase warrant exercisable over two years at $0.25 during the first year and $0.35 during the second year for the flow-through shares and the non-flow-through shares, expiring February 10, 2008.

b) Options:

The Company has a stock option plan to grant options to directors, officers, employees, dependent contractors and consultants of the Company. The plan reserves for issuance up to 10% of the issued and outstanding share capital of the Company from time to time at the discretion of the Board. Options under the plan will be for a term of up to 5 years from the date of their grant and will be exercisable at a price not less than the Discounted Market Price.

Stock option transactions are summarized as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Granted	Exercised	Expired/ Cancelled	Outstanding February 28 2006
$0.10	January 22, 2006	695,000	-	695,000	-	-
$0.10	April 22, 2006	60,000	-	-	-	60,000
$0.12	October 1, 2006	60,000	-	-	-	60,000
$0.10	March 26, 2007	1,050,000	-	-	-	1,050,000
$0.15	February 28, 2007	522,620(*)	-	-	-	522,620
$0.13	December 9, 2007	-	155,000	-	-	155,000
		2,387,620	155,000	-	-	1,847,620

(*) Agent options

6. CAPITAL STOCK (continued)

c) Stock-based compensation

During the year ended August 31, 2005, the Company issued 250,000 (2004 - 910,000) stock options to directors and consultants and issued 522,620 to agents. As a result $7,250 (2004 - $28,200) was recorded as stock-based compensation, $30,312 (2004 - $Nil) was recorded as share issue costs, and $37,562 (2004 - $28,200) was credited to contributed surplus.

During the period ended February 28, 2006, the Company issued 155,000 stock options to consultants. A total of $4,588 was recorded as stock-based compensation and credited to contribute surplus.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk-free interest rate	2.77% to 2.89%
Expected life of options	2 - 3 years
Expected volatility	50%
Expected dividend yield	0.0%

d) Warrants

As at February 28, 2006, the Company has warrants outstanding for the purchase of a total of 21,091,359 common shares as follows:

Exercise Price	Expiry Date	Outstanding February 28, 2006
$0.20	Sept. 7, 2006	950,000
$0.20	Oct. 7, 2006	400,000
$0.30	Feb. 28, 2007	593,334
$0.30	Feb. 28, 2007	104,524(*)
$0.25/$0.35	Dec.23, 2006/2007	18,443,501
$0.25/$0.35	Feb.10, 2007/2008	600,000
		21,091,359

(*) The warrants at the date hereof have not been issued but shall be issued to the Agent, Capital Research, if and when it exercises its Agent's option/

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director and officers recorded at their exchange amounts of $87,923 (2005 - $27,500), and stock based compensation to directors recorded at their fair values of $3,750 (2005 - $1,875l). Included in mineral properties are fees paid to a director recorded at the exchange amount of $12,000 (2005 - $2,000) and property acquisition fees in the amount of $17,500(2005 – Nil).

During the period an officer and directors of the Company exercised 695,000 options for proceeds of $69,500.

During the period officers and directors of the Company acquired an aggregate of 416,667units in a private placement for proceeds of $67,500.

8. SUBSEQUENT EVENT

The Company terminated its option on the HY property. Acquisition and exploration expenditures in the aggregate of $167,566 have been written off as of February 28, 2006.

Dentonia Resources Ltd.

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Second Quarter Ended February 28, 2006
(Unaudited Financial Statements)

Prepared as at April 21, 2006

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979

Currently, the Company, either directly or indirectly through its 1/3 equity interest in DHK Diamonds Inc. ("DHK"), has interests in or has under option two diamond, one gold, and one copper-molybdenum property, these properties are in the early stages of exploration.

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended February 28, 2006 and 2005 and the audited financial statements for the fiscal years ended August 31, 2005 and 2004.

OVERALL PERFORMANCE

As of February 28, 2006 the Company had a total working capital of $3,270,598, compared with a working capital of $591,226 as of August 31, 2005, the fiscal year end, and $929,649 at the end of the same period in the prior fiscal year.

For the first six months ended February 28, 2006, the Company recorded a net loss of $351,135 or $0.01 per share, compared to net loss of $155,122 or $0.01 per share for the same period in the prior fiscal year.

With funds raised through its private placement completed on December 23, 2005 and February 10, 2006, earlier financings, and the exercise of warrants and options up to April 21, 2006, Dentonia has approximately $2,836,473 on hand, of which $916,693 are flow-through funds to be expended on CEE (Canadian Exploration Expenditures) by year end 2006, sufficient funds to make its pro rata contribution to the exploration and sampling of the DO27 Kimberlite, the exploration of DO18 Kimberlite and surrounding claims at Lac de Gras, NWT, in the total estimated amount of $16,233,000 for 2006, or in the case of Dentonia, a pro rata contribution of $1,082,200 for the two exploration phases in 2006.

Additionally, Dentonia is in a position to carry out meaningful exploration programs at the Atkinson Gold Prospect, Ontario and the Thomlinson Creek Molybdenum Prospect, British Columbia.

The option agreement to acquire an interest in the HY Prospect, Tintina Gold Belt, Yukon, and the consulting contract with Dr. Felix Kaminsky have been terminated as of March 31, 2006.

PROPERTY SUMMARIES

DIAMONDS

(1) **R.C. (Reverse Circulation) Drilling Underway at the DO-27 Kimberlite Pipe, WO Diamond Project, NWT**

Core drilling at the DO-27 kimberlite pipe commenced in February, 2006. The DO-27 pipe is part of the WO Diamond Project and is located 23 kilometres southeast of the Diavik Diamond Mine. The first of two core drill rigs, operated by Connors Drilling, began drilling on Jan. 12, 2006, with the objective of collecting geological and geotechnical information in advance of large-diameter, bulk sample drilling, which, commenced with the first rig early February, 2006, second rig March 10, 2006.

The WO diamond project comprises a total of 15,107 hectares and currently contains nine known kimberlite pipes, the largest of which is DO-27, which covers an area in excess of nine hectares. A 151-tonne mini-bulk sampling program conducted by Peregrine at DO-27 during 2005, revealed an average grade of 0.98 carat per tonne from five of six R.C. holes drilled. A sixth R.C. hole returned an average grade of 0.7 carat per tonne, different geology.

As reported earlier, these grades compared favorably with published data for kimberlite pipes at BHP Billiton's Ekati Diamond Mine. The annual information form of Dia Met Minerals, dated June 14, 2000, reported, as part of the feasibility study, an average grade for five of the Ekati pipes of 1.09 carats per tonne. The average value was reported as $84 (U.S.) per carat.

Three independent valuations on the diamonds collected from five of six R.C. holes returned values of $59 (U.S.) to $78 (U.S.) per carat. The average values ranged from $53 (U.S.) to $67 (U.S.) per carat for the six R.C. holes, with the highest valued diamond being a 1.85-carat, clean, white octahedron, valued at $1,591 (U.S.) to $2,063 (U.S.).

The valuations were actual primary producer sales values on the day of the valuation, not modelled valuations. As bulk sample sizes increase, there may be a correlation with higher average diamond values as a proportionally larger population of larger, higher-value diamonds may be recovered. Due to small size of the mini bulk sample, modeling of the diamond size distribution and diamond values to predict average diamond value in a larger sample were not attempted.

The following update was provided by Peregrine Diamonds Ltd. ("Peregrine"), the operator, as of April 6, 2006:

"**RC Drilling Bulk Sampling**

Peregrine contracted Encore Coring & Drilling Inc., Calgary, AB, in September, 2005 to provide two reverse circulation (RC) drill rigs, capable of drilling up to 24 inch diameter holes, for the winter/spring 2006 and 2007 bulk sampling programs at DO-27. The purpose of this two year, Advanced Exploration/Evaluation Program, is to extract sufficient carats from DO-27, estimated at 1000 to 3000 carats by Howard Coopersmith, P.Geo., Peregrine's independent technical advisor and author of the 43-101 report on DO-27 dated December 6th, 2005, to justify initiating a comprehensive pre-feasibility study.

Despite various delays and drilling challenges more specifically described below, seven large diameter holes totaling 1352 metres have been completed to date at DO-27 this winter with the deepest hole (**L-06-02**) penetrating to a depth of 402 metres and ending in kimberlite. The deepest large diameter hole drilled prior to **L-06-02** was RC-1 (2005) which reached a depth of 209 metres. The interval below this depth had not previously been sampled by large diameter drilling. Hole **L-06-02** was drilled 15 meters SW of a previous NQ (47mm) core hole, (**DDH-05-02**), which reached a total depth of 460 meters last year, also ending in kimberlite. Micro-diamond results from **DDH-05-02** suggest consistent diamond contents with depth at DO-27. (See press release dated January 25, 2006).

As of today, approximately 280 tonnes of kimberlite has been extracted during the 2006 program for a total of over 430 tonnes of kimberlite extracted from DO-27 to date by Peregrine through large diameter RC drilling. The majority of the samples collected to date have already been shipped to the Ekati™ Diamond Mine to await final macro-diamond processing. Peregrine remains confident that it will be able to extract the 1000 to 3000 carats as scheduled during the Advanced Exploration/Evaluation Program.

The current ice thickness of the lake at DO-27 is 8-9 feet, and Peregrine is hopeful that RC drilling will continue on ice until at least the end of April, which should result in a significant addition to the kimberlite tonnage recovered. Also, RC drilling is anticipated to continue on the NE Lobe of DO-27 this summer (see below).

The opening of the main Tibbitt to Contwoyto ice road was delayed this year and the road never reached full load capacity, having opened for a period of only 42 days compared with 70 days in 2005. As a result, most of the RC drilling equipment had to be broken down into much smaller and lighter loads than normally required for transportation, causing additional re-assembly times and other delays which postponed the commencement of this year's bulk sampling program.

The two rigs began setting casing on February 9, 2006 and March 10, 2006, respectively, with the objective of collecting a significantly larger bulk sample to that collected during the winter of 2005. Both rigs initially commenced setting 28 inch diameter casing in advance of drilling 24 inch diameter holes. The inter-bedded muds and sands of the overlying lake bottom sediments and the plasticine-like qualities of the upper parts of the kimberlite, made setting the 28 inch diameter casing time consuming and stressful on the mechanical components of the rigs, leading to various mechanical failures and an unacceptable rate of advance.

In addition, the setting of 28 inch casing resulted in an unacceptable rate of ice degradation immediately surrounding the drill holes, resulting in unsafe drilling conditions. Both rigs, therefore, have switched to 16 inch diameter casing and 13.75 inch diameter drilling, resulting in significantly improved production. The difference in tonnes of kimberlite collected per metre of drilling in 24 inch diameter versus 13.75 inch diameter is 0.61 tonnes versus 0.20 tonnes (assuming an specific gravity of 2.1), a 67% reduction.

Core Drilling

As of today, a total of nine core holes totaling 2119 meters have been drilled into the DO-27 kimberlite this year. These holes range in depth from 106 metres,

(**DDH-06-13**), to 309 metres, (**DDH-06-20**). All nine holes bottomed in kimberlite. Core drilling is continuing and is anticipated to continue on ice until June after which core drilling should continue on land based targets.

The diamond drilling suggests that the kimberlite contacts with the surrounding granitic host rock are more steeply inclined than previously envisaged, particularly on the SE edge of the Main Lobe and in the area of the NE Lobe. Resource modelling is in progress and the recent drilling is expected to have a significant positive impact on the ultimate size of DO-27.

NE Lobe of DO-27

Recent micro-diamond data from the NE Lobe of DO-27 suggest elevated diamond contents. (See press release dated March 16, 2006). Subject to the necessary permits, joint venture partners' approval, and finalization of drilling plans, a continuing bulk sampling program of the land-based portion of the NE Lobe will commence this summer. More information concerning this additional bulk sample will be released when plans and permits are finalized; however, as this portion of DO-27 is not overlain by inter-bedded sands, muds and water, 24 inch diameter drilling should be possible which should allow for the collection of significant additional kimberlite tonnage."

DHK Diamonds Inc. holds a 20% interest in the WO diamond project, which includes both the DO-27 and DO-18 kimberlites, and Dentonia has a 1/3 equity interest in DHK Diamonds Inc. or a net 6.67% interest.

(2) Pellatt Lake Claim Block – NWT, Canada

Falcon™ Airborne Gravity Gradiometer Survey (Falcon™ Survey) Completed – Geophysical Data

The Company has been advised by Peregrine that it has completed a Falcon™ Survey over the Pellatt Lake property (the "Property") at a cost of $187,000, and possible kimberlite intrusions have been identified.

This property is located approximately 40km to the northeast of the Ekati Diamond Mine at Lac de Gras and immediately adjacent to and north of DeBeers Hardy Lake leases.

From various news releases, e.g. Majescor's news releases, December 21, 2004 and March 30, 3005, DeBeers' Hardy Lake mineral leases appear to contain 25 kimberlite intrusions, varying in size from 0.2 hectares to 5 hectares.
A strong possibility exists that this kimberlite cluster or field of kimberlite clusters may extend into the Pellatt Lake claim block.

Dentonia and DHK Diamonds Inc., in which Dentonia has a 1/3 equity position, have optioned their respective claims to Peregrine. Under the agreement, Peregrine has to carry both the Company and DHK to production to obtain a 75% interest in any kimberlite discovered.

DIAMOND PRICE

Reprint from "**De Beers Stockpile of Diamonds is gone ---** " by Dr. Steve Sjuggerud, PhD.



Diamond Prices: Flat for Over 20 Years
The Rapaport Price Index for a 1-carat diamond, adjusted for inflation
400
350
300
250
200
150
100
50
1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004

The rapid rise of new wealth in China, India, and the oil-rich Middle East has seen demand for diamonds skyrocket. You can see how this new demand has been hitting the diamond market. Take a look at this chart:



The Diamond Price Index: Headed Up
135
130
125
120
115
110
105
100
95
Jan 02 Jul 02 Jan 03 Jul 03 Jan 04 Jul 04 Jan 05 Jul 05
PolishedPrices.com

According to Forbes, last year retail sales of diamonds in China shot up 12% to $1.4 billion.

The new rising demand has boosted prices – the Wall Street Journal noted in January 2006: *"Prices of rough diamonds have risen as much as 40% over the past two years."* Demand is expected to soar even further in the next 10 years... now that the supply is in question.

Over the next 10 years, diamonds could be one of the best-performing investments in the world.

GOLD

(1) Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining Division, 15-20km South of the Detour Lake Mine, Ontario

The Atkinson Gold Prospect, Porcupine Mining Division, Ontario, located at the northern margin of the Abitibi Greenstone Belt, about 20km south of the Detour Lake Mine (below James Bay), consists of four claim groups, the Lipton, Atkinson West, Nash, Horner, two targets were drilled on the Horner claims, October/November 2005, with negative results and no further work at this claim block is planned at this time.

During February and March 2006, Dentonia drilled 10 diamond drill holes on the Lipton claims, totaling 1,493 metres, to test geophysical anomalies and seek confirmation and an extension of gold mineralization discovered by Better Resources in 1996.

This diamond drilling intersected anomalous concentration of gold (greater than 500 ppb or 0.5 g/t) at two stratigraphic levels.

Holes L-06-5, 6, 7, 8, 9, and 10 intersected gold mineralization in mafic volcanic flows (Table 1 below) located stratigraphically above the mineralized zone intersected by Better Resources in 1996. The highest concentration of gold in this strata was 6.17 g/t over a core length of 1.0 metres from hole L-06-10. In this strata gold is commonly associated with trace levels of iron sulphides and thin quartz veins. Gold has been intersected over a strike length of 400 metres.

Table 1: Gold Intersections in Mafic Volcanics

Hole	Easting	Northing	Sample #	From (m)	To (m)	Sample Length (m)	Au (ppb)	Au (g/t)	*Au (g/t)
L-06-5	-655	1220	21213	35.00	35.80	0.80	3157	2.98	
L-06-6	-725	925	25970	61.20	61.70	0.50	762	0.79	
			25994	85.50	87.00	1.50	1514	1.47	
L-06-7	-650	920	25829	37.30	37.70	0.40	635	0.69	
			25868	75.50	76.50	1.00	609	0.58	
L-06-8	-550	937	21082	34.00	35.00	1.00	3065	2.85	
			21083	35.00	36.00	1.00	1124	1.2	
			21084	36.00	37.00	1.00	539	0.51	
L-06-9	-575	900	20940	19.00	20.00	1.00	769	0.79	
			20952	31.00	32.00	1.00	598	0.62	
			20968	47.00	48.00	1.00	1860	1.99	
L-06-10	-582	846	20830	12.50	13.50	1.00	5807	6.17	
			20831	13.50	14.50	1.00	890	0.86	

A second and deeper zone of mineralization was intersected in holes L-06-7, 8, and 9 at or near the contact between the mafic to intermediate volcanics and the underlying felsic volcanic rocks (Table 2 below) and corresponds to the mineralization intersected by Better Resources in 1996 (10.7 g/t Au over a core length of in 9.0 metres in hole 96-3). Dentonia's best intersection was

located in hole L-06-7 with a concentration of 14.01 g/t Au (uncut) over a core length of 7.7 metres. In this zone gold is hosted in felsic tuffs, and felsic intrusive rocks located immediately below the chemical sedimentary unit. Anomalous gold values have been intersected over a strike length of 150 metres in this zone.

Table 2: Gold Intersections at the Mafic Volcanic - Felsic Volcanic Contact

Hole	Easting	Northing	Sample #	From (m)	To (m)	Sample Length (m)	Au (ppb)	Au (g/t)	*Au (g/t)
L-06-7	-650	920	25886	96.50	97.50	1.00	>10000	17.21	17.83
			25887	97.50	98.50	1.00	>10000	74.71	77.42
			25888	98.50	99.50	1.00	394		
			25889	99.50	100.20	0.70	225		
			25890	100.20	101.00	0.80	432		
			25891	101.00	102.00	1.00	564		
			25892	102.00	103.30	1.30	1158	1.10	
			25893	103.30	104.20	0.90	>10000	14.54	15.22
L-06-8	-550	937	21167	120.00	120.60	0.60	1968	1.99	
L-06-9	-575	900	21030	109.00	110.00	1.00	605	0.62	
			21031	110.00	111.00	1.00	9		
			21032	111.00	112.00	1.00	1054	1.13	
			21033	112.00	113.00	1.00	65		
			21034	113.00	114.00	1.00	2860	2.74	

A detailed magnetometer survey is currently being carried out to define trends that may direct further diamond drilling after break-up.

It should be noted that the drill holes, which intersected these zones, were relatively shallow, and that the zones are open along strike, both northeast and southwest, and down dip. Plans for the next phase of drilling are currently being formulated.

The Abitibi Greenstone Belt, in which the Atkinson Gold Project is located, hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or, and Mattagami, and has accounted for almost 70% of Canada's gold production. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999 and is located approximately 15 - 20 kilometers north west of the project area.

Dentonia's exploration programs at the Atkinson Gold Project are conducted under the directions of Paul R. Nicholls, P. Eng. (Ontario), an independent consultant.
*Second set of assays

Dentonia has an option to earn a 100% interest, subject to a 2% royalty, over an eight year period, with buy-out-rights. To date Dentonia has complied with all terms of the Option Agreement.

Gold prices have reached a 25 year high recently and are at US$611/ounce or at US$20/gram range.

Copper Molybdenum

Thomlinson Creek Copper Molybdenum Property, near Hazelton, British Columbia
A prospecting and sampling crew completed a program at Thomlinson Creek Copper, Molybdenum, Tungsten Prospect to determine the extent of a large geochemical anomaly and the locations of possible drill holes (5).

Drill hole #6, drilled by Noranda in 1981, at the eastern part of this geochemical anomaly intersect 6m of 0.17% Cu and 0.236% Mo, having an approximate gross value of $110 per tonne at today's metal prices.

At this stage Dentonia has posted a bond of $15,500, and has obtained all permits, required to commence a drill program late spring early summer 2006.

A $422,000 exploration program, which includes 1,350 meters of diamond drilling, has been proposed and is under consideration. Dentonia has approximately $916,693 flow-through funds available for Canadian Exploration (CEE) to be expended by year end, which will be allocated to its various projects, depending on the results currently outstanding and having a direct interest instead of an indirect interest in the WO Diamond Project.

The Thomlinson Creek property is located in Central British Columbia, near Hazelton, within a belt of molybdenum deposits, starting with Red Bird to the south, Lucky Ship (Consolidated Cantech), Yorke-Hardy (Blue Pearl), Endako, a producing mine, and Bear Lake to the north. Refer to "Molybdenum in British Columbia", published by B.C. Ministry of Energy and Mines, for additional details.

In addition, an article in "The Province", April 9, 2006, titled "Molymania Worth Millions to BC" may be of interest and highlights are:

- "B.C. is the world's fourth largest molybdenum producer.
- The world's steel industry consumes about 75 percent of molybdenum, according to Fundamental Research Corp.
- The metal is used in alloys, stainless and tool steel.
- The remaining 25 percent of demand comes from the production of lubricants, production of catalysts for the oil-refining industry and production of pure molybdenum metals for high-temperature applications."

The use of molybdenum, as a catalyst in the oil industry, will likely increase in the coming years with a greater conversion of oil-sands and coal into oil.

To quote from the Roskill Metals and Minerals Reports, March 10, 2003:

> "Demand of Molybdenum for non-metallurgical applications is likely to increase by 3-5% pa on the back of the continued growth in the hydroprocessing catalysts sector. Although catalyst recycling and regeneration is likely to increase sharply through to 2008, this will not outstrip the need for fresh catalysts because of the progressively tighter constraints on emissions and the growing emphasis on fuel economy, both of which necessitate higher levels of refining and, consequently, increased levels of catalysis."

In some publications molybdenum has been referred to as the metal of the 21st Century.

The price of molybdenum spiked at US$39.50 per pound last June and has settled, currently, at US$23.50 per pound.

Dentonia has an option to earn 100% in the Thomlinson Creek Prospect, by making further payments over 9 years, subject to royalties with Dentonia retaining buy-out-rights.

RESULTS OF 2nd QUARTER OPERATIONS

Six Months Ended February 28, 2005

The Company experienced a net loss of $351,135 or $0.01 per share for the first 6 months of Fiscal 2006, compared to a net loss of $155,122 or $0.01 per share for the first 6 months of Fiscal 2005.

General and administrative expenses totaled $185,243 for the period ended February 28, 2006 compared to $150,514 for the period ended February 28, 2005. Details of the five largest general and administration are as follows:

Legal, audit and accounting $10,130 (2005 - $15,125)

Transfer agent and filing fees of $27,189 (2005 - $9,884)

Consulting fees of $17,130 (2005 - $14,750)

Shareholder and public relations of $16,126 (2005 - $22,204) consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through Stockwatch and Stockgroup.

Wages and benefits of $87,953 (2005 - $58,577) for management of the Company's affairs as a result of increased activities such as private placements, and property expenditures.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

FINANCINGS

Warrants and Options Exercised During the Six Month and to the Date of This Report

During the period from September 1, 2005 to April 21, 2006, 645,000 share purchase warrants at an exercise price of $0.13 were exercised providing $83,850; 842,666 share purchase warrants at an exercise price of $0.16 a warrant were exercised for $134,826; 3,435,000 share purchase warrants at an exercise price of $0.10 were exercised for $343,500; 280,000 share purchase warrants at an exercise price of $0.10 were exercised for $28,000 and 210,700 share purchase warrants at an exercise price of $0.20 were exercised for $42,140. In addition 20,000 Agent's Option at an exercise price of $0.15 were exercised for $3,000; 695,000 directors & employees options at $0.10 per share were exercised for $69,500; 77,500 consultant options at $0.13 a share were exercised for $10,075; and 60,000 consultant options at $0.10 were exercised for $6,000 or in total of $635,316.

Private Placements

A non-brokered private placement which was completed on December 23, 2005, netted the Company $1,252,000 flow-through funds and $1,827,525 non-flow-through funds, in total $3,079,525. The number of units issued were 6,260,000 flow-through at $0.20, consisting of 1 common share and 1 non-transferable non-flow-through warrant attached, exercisable over 2 years, during the 1st year at $0.25 and during the 2nd year at $0.35, and 12,183,501 non-flow-through units at $0.15, with warrant attached, exercisable over 2 years, during the 1st year at $0.25 and during 2nd year at $0.35.

In addition another non-brokered private placement was completed on February 10, 2006, netting the Company $40,000 flow-through funds and $72,000 non-flow-through funds, in total $112,000. The number of units issued were 200,000 flow-through at $0.20, consisting of 1 common share and 1 non-transferable non-flow-through warrant attached exercisable over 2 years, during the 1st year at $0.25 and during the 2nd year at $0.35, and 400,000 non-flow-through units at $0.18, with warrant attached, exercisable over 2 years, during the 1st year at $0.25 and during 2nd year at $0.35.

The total net amount realized from the two private placements and the exercise of warrants and options from September 1st, 2005 and April 21, 2006, was the sum of $3,826,841.

The funds raised by these private placements, the exercise of warrants and options will be used for general corporate purposes, the financing of the sampling of the Main Lobe or Southern Lobe of the DO27, core drilling and possible sampling of the DO18 and, and the flow-through funds in the current amount of $916,693 for "Canadian Exploration Expenditures" on the Atkinson Gold, the Thomlinson Creek copper molybdenum prospects and possibly on the WO Diamond Project.

EIGHT MOST RECENTLY COMPLETED QUARTERS WITH LAST QUARTER ENDED FEBRUARY 28, 2006

Fiscal Year 2006/2005

	Feb. 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005
Total Revenue	$Nil	$1,674	$Nil	$Nil
General and administrative expenses	101,917	83,326	318,566	93,655
Write off of exploration costs on outside properties and properties abandoned	167,566	Nil	Nil	Nil
Income (Loss) from continuing operations:				
- In total	(269,483)	(81,652)	(270,653)	(91,997)
- Basic and diluted loss per Share	(0.01)	(0.01)	(0.01)	(0.01)
Total Assets	4,666,057	1,496,607	1,235,599	985,142
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fiscal Year 2005/2004

	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004
Total Revenue	$Nil	$Nil	$Nil	$7,413
General and administrative expenses	85,884	64,238	36,128	55,477
Write off of exploration costs on outside properties and properties abandoned	Nil	5,000	Nil	Nil
Income (Loss) from continuing operations:				
- In total	(85,884)	(69,238)	(36,128)	(48,064)
- Basic and diluted loss per Share	(0.01)	(0.01)	(0.01)	(0.01)
Total Assets	1,096,540	339,356	305,175	74,938
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fully diluted loss per share is not been presented.

LIQUIDITY

All of the Company's properties are at the exploration stage. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital and as of the date of this Report, the stock options and some of the warrants outstanding are in-the-money. See Note 6 of the interim financial statement for a list of the stock options and warrants outstanding at February 28, 2006 and page 12 and 13 of this MD&A.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A, with the exception of financing. To the date of this MD&A, the Company completed two non-brokered private placements and with the exercise of warrants and options, $3,826,841were realized by the Company. It is the management's opinion that the proceeds from these financings should be sufficient to carry out the Company's planned exploration programs and to meet the Company's ongoing administrative expenses for a period of at least twelve months.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in this MD&A.

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, 3 and six (6) Pellatt Lake claims, are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 1/3 equity position.

To date, the following advances were made, by way of shareholder's loan and subscription for common shares, the latter at $100 per share, by the respective shareholders of DHK.

Shareholders' Advances	
Dentonia Resources Ltd.	$1,119,000
Horseshoe Gold Mining Inc.	1,063,612
Kettle River Resources Ltd.	1,005,764
	$3,188,776

Current Shareholdings and Subscriptions in DHK

Name of Subscribers	Number of Common Shares Held	Amount of Subscription
Dentonia Resources Ltd.	682	$68,200
Horseshoe Gold Mining Inc.	682	$68,200
Kettle River Resources Ltd.	682	$68,200
		$204,600

Current cash balance in DHK's bank account is approximately $24,779 and DHK is up to date with its contribution to the WO Diamond Project, the last cash call of $402,937 was paid on April 13, 2006, in total the sum of $2,501,194.00 was paid from September to April, 2006. $162,617 is owed to "Archon" for drill testing the DHK and WI claim blocks in 2001, and the WO claim block in 2003, these payments are subject to obtaining a "written reports", detailing the exploration results; to date no such report has been received.

TRANSACTIONS WITH RELATED PARTIES

See Note 7 of the interim financial statement for a list of transactions with related parties.

PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows, other than those in the normal course of the Company's business, however, discussion to dissolve DHK Diamonds Inc., among its 3 shareholder, have been held, but the shareholders have been unable to resolve the questions of the unequal contributions to DHK as shown above, and have not been able to resolve the questions of outstanding liabilities which is a requirement, under the laws of NWT, before a consent dissolution is possible. In addition a dissolution may entail income tax issues which have not been determined.

A direct interest in the WO Diamond Project would allow DHK's shareholders to use flow-through funds (CEE) for further expenditure of this project.

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THE REPORT

As of April 21, 2006 Total Issued and Outstanding shares of the Company are: 57,964,911 common shares

As of the Date of the Report, the following Directors' and Employees' Options are outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	300,000	0.10	March 26, 2007
Brian E. Weir	200,000	0.10	March 26, 2007
H. Martyn Fowlds	300,000	0.10	March 26, 2007
Robert Culbert	50,000	0.12	October 1, 2006
Peter Aven	10,000	0.12	October 1, 2006
Ronald McMillan	250,000	0.10	March 26, 2007
TOTAL:	1,110,000		

As of the Date of the Report, the following Agent's option is outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Research Capital Corporation	502,620	0.15	February 28, 2007

As of the date of this Report, the following warrants are outstanding:

Number of Warrants	Price	Expiry
950,000	$0.20 per share if exercised on or before September 7, 2006.	September 7, 2006
400,000	$0.20 per share if exercised on or before October 7, 2006.	October 7, 2006
593,334	$0.30 per share if exercised on or before February 28, 2007.	February 28, 2007
*104,524	$0.30 per share if exercised on or before February 28, 2007.	February 28, 2007
18,443,501	$0.25 per share if exercise on or before Dec. 23, 2006. $0.35 per share if exercise after Dec. 23, 2006 and on or before Dec. 23, 2007	December 23, 2007
600,000	$0.25 per share if exercise on or before Feb. 10, 2007 $0.35 per share if exercise after Feb. 10, 2007 an on or before Feb. 10, 2008	February 10, 2008
TOTAL: 21,091,359		

If all warrants are exercised before February 28, 2007, the Company will realize $5,558,547.

*The warrants at the date hereof have not been issued but shall be issued to the Agent, Capital Research, if and when it exercises its Agent's option.

INVESTOR RELATIONS

The Company during the six-month period under review retained staff and ProActive Communications to disseminate press releases and other material to the media, interested shareholders, investors, and brokers. Pro Active Communications was retained for $2500/month on a month to month basis.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended February 28, 2006 will be provided to anyone who requests this information.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Adolf A. Petancic, President and Chief Executive Officer of Dentonia Resources Ltd.,*** certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Dentonia Resources Ltd.***, (the issuer) for the interim period ending ***February28, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: April 21, 2006

"Adolf A. Petancic"
Adolf A. Petancic
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ***Blaine Bailey, Chief Financial Officer of Dentonia Resources Ltd.***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.**, (the issuer) for the interim period ending ***February 28, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by other within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: April 21, 2006

"Blaine Bailey"
Blaine Bailey
Chief Financial Officer